UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-213548-06

GVGP, INC.

(Exact name of registrant as specified in its charter)

See Schedule A for Additional Registrants

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

(713) 960-9111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Westlake Chemical Corporation’s 6.50% Senior Notes due 2029

Guarantee of Westlake Chemical Corporation’s 6.50% Senior Notes due 2035

Guarantee of Westlake Chemical Corporation’s 6.50% Senior Notes due 2035

Guarantee of Westlake Chemical Corporation’s 3.600% Senior Notes due 2022

Guarantee of Westlake Chemical Corporation’s 3.600% Senior Notes due 2026

Guarantee of Westlake Chemical Corporation’s 5.000% Senior Notes due 2046

Guarantee of Westlake Chemical Corporation’s 3.50% Senior Notes due 2032

Guarantee of Westlake Chemical Corporation’s 4.375% Senior Notes due 2047

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

Effective July 24, 2018, each of the registrants was automatically released and relieved from its respective obligations under the Guarantees of the series of Senior Notes of Westlake Chemical Corporation noted above (collectively, the “Guarantees”) and the Guarantees were terminated. Accordingly, all of the Guarantees ceased to be outstanding effective July 24, 2018 and there are currently no holders of the Guarantees. Also, on September 20, 2018, Westlake Chemical Corporation and each of the registrants filed Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (Registration No. 333-174406) and, upon filing of Post-Effective Amendment No. 2, the Guarantees of Debt Securities covered by such Registration Statement were de-registered.

SCHEDULE A – ADDITIONAL REGISTRANTS**

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Commission File No.
Westlake Chemical Investments, Inc.	Delaware	333-213548-35
Westlake Chemical Vinyls LLC (formerly Westlake Geismar Power Company LLC)	Delaware	333-213548-34
Westlake Longview Corporation	Delaware	333-213548-33
Westlake Management Services, Inc.	Delaware	333-213548-32
Westlake NG I Corporation	Delaware	333-213548-31
Westlake Olefins Corporation	Delaware	333-213548-30
Westlake Polymers LLC	Delaware	333-213548-28
Westlake Chemical Energy LLC (formerly Westlake Resources Corporation)	Delaware	333-213548-04
Westlake Styrene LLC	Delaware	333-213548-27
Westlake Vinyl Corporation	Delaware	333-213548-25
Westlake Vinyls Company LP	Delaware	333-213548-24
Westlake Vinyls, Inc.	Delaware	333-213548-23
WPT LLC	Delaware	333-213548-22
Westlake Petrochemicals LLC	Delaware	333-213548-21
Westech Building Products (Evansville) LLC	Delaware	333-213548-20
North American Specialty Products LLC	Delaware	333-213548-19
Lagoon LLC	Delaware	333-213548-18
Axiall Corporation	Delaware	333-213548-17
Axiall Holdco, Inc.	Delaware	333-213548-16
Axiall Noteco, Inc.	Delaware	333-213548-15
Axiall, LLC	Delaware	333-213548-02
Eagle Natrium LLC	Delaware	333-213548-14
Eagle Spinco Inc.	Delaware	333-213548-12
Eagle US 2 LLC	Delaware	333-213548-11
Plastic Trends, Inc.	Michigan	333-213548-08
Rome Delaware Corporation	Delaware	333-213548-07
Royals Building Products (USA) Inc.	Delaware	333-213548-38

**	The address and telephone number of each additional registrant’s principal executive office is 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056, Telephone (713) 960-9111.

The following co-registrants to Westlake Chemical Corporation’s Automatic Shelf Registration Statement on Form S-3 (File No. 333-213548) filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2016, and amended by Post-Effective Amendment No. 1 filed with the SEC on April 10, 2017 are no longer in existence and have been omitted as Additional Registrants to this Form 15: (i) Geismar Holdings, Inc. merged into Westlake Vinyl Corporation on April 28, 2017; (ii) Westlake Pipeline Investments LLC was dissolved on May 5, 2017; (iii) Westlake PVC Corporation merged into Westlake Vinyls Inc. on September 7, 2017; (iv) Westlake Supply and Trading Company merged into Westlake Petrochemicals LLC on May 5, 2017; (v) Axiall Ohio, Inc., Eagle Pipeline, Inc. and PHH Monomers, L.L.C. merged into Eagle US 2 LLC on May 5, 2017; (vi) Eagle Holdco 3 LLC merged into Eagle US 2 LLC on August 4, 2017; (vii) Georgia Gulf Lake Charles, LLC merged into Axiall, LLC on July 7, 2017; and (viii) Royal Plastics Group (U.S.A.) LLC merged into Royal Building Products (USA) Inc. on September 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 20, 2018

GVGP, INC.

WESTLAKE CHEMICAL INVESTMENTS, INC.

WESTLAKE LONGVIEW CORPORATION

WESTLAKE MANAGEMENT SERVICES, INC.

WESTLAKE NG I CORPORATION

WESTLAKE OLEFINS CORPORATION

WESTLAKE VINYL CORPORATION

WESTLAKE VINYLS, INC.

AXIALL CORPORATION

AXIALL HOLDCO, INC.

AXIALL NOTECO, INC.

AXIALL, LLC

EAGLE NATRIUM LLC

EAGLE SPINCO INC.

EAGLE US 2 LLC

ROME DELAWARE CORPORATION

ROYAL BUILDING PRODUCTS (USA) INC.

By:	/s/ Albert Chao
Name: Albert Chao
Title: President

PLASTIC TRENDS, INC.

By:	/s/ Albert Chao
Name: Albert Chao
Title: Chief Executive Officer

WESTLAKE POLYMERS LLC WESTLAKE STYRENE LLC WPT LLC WESTLAKE PETROCHEMICALS LLC BY WESTLAKE CHEMICAL INVESTMENTS, INC., ITS MANAGER

By:	/s/ Albert Chao
Name: Albert Chao
Title: President

WESTLAKE VINYLS COMPANY LP BY GVGP, INC. ITS GENERAL PARTNER

By:	/s/ Albert Chao
Name: Albert Chao
Title: President

LAGOON LLC

BY WESTLAKE CHEMICAL CORPORATION ITS MANAGING MEMBER

By:	/s/ Albert Chao
Name: Albert Chao
Title: President

WESTLAKE CHEMICAL VINYLS LLC WESTLAKE CHEMICAL ENERGY LLC BY WESTLAKE NG I CORPORATION ITS MANAGER

By:	/s/ Albert Chao
Name: Albert Chao
Title: President

WESTECH BUILDING PRODUCTS (EVANSVILLE) LLC BY WESTECH BUILDING PRODUCTS, INC., ITS MANAGER

By:	/s/ Albert Chao
Name: Albert Chao
Title: President

NORTH AMERICAN SPECIALTY PRODUCTS LLC BY NORTH AMERICAN PIPE CORPORATION, ITS MANAGER

By:	/s/ Robert F. Buesinger
Name: Robert F. Buesinger
Title: President

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.